

SEC 13031748 ISSION

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III



| SEC FILE NUMBER |
|---|
| 8- 41505 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Melvin Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 West Jackson Blvd. Suite 1108
(No. and Street)

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher Melvin (312)341-9555
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bradford R. Dooley & Associates
(Name – *if individual, state last, first, middle name*)

209 West Jackson Blvd; Suite 404, Chicago Illinois 60606
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Christopher Melvin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Melvin Securities, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Sworn and subscribed to me on the 7th day of June, 2013.

Signature

CEO

Title

Notary Public



OFFICIAL SEAL
ERICA C TEBO
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires Jan. 20, 2015


This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# MELVIN SECURITIES, LLC

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2012

**BRADFORD R. DOOLEY & ASSOCIATES**
ACCOUNTANTS AND AUDITORS
209 WEST JACKSON BLVD.
CHICAGO, ILLINOIS 60606

# MELVIN SECURITIES, LLC

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2012

**(FILED PURSUANT TO RULE 17a-5(d)
UNDER THE SECURITIES EXCHANGE ACT OF 1934)**

**BRADFORD R. DOOLEY & ASSOCIATES**
*Accountants and Auditors*
**209 WEST JACKSON BLVD – SUITE 404**
**CHICAGO, ILLINOIS 60606**

*Member*
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

# INDEPENDENT AUDITOR'S REPORT

To the Members
Melvin Securities, LLC

***Report on the Statement of Financial Condition***

We have audited the accompanying statement of financial condition of Melvin Securities, LLC as of December 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

***Management's Responsibility for the Statement of Financial Condition***

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

***Auditor's Responsibility***

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Melvin Securities, LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

***Emphasis of Matter Regarding Going Concern***

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the statement of financial condition, the Company has suffered recurring losses from operations, has a net capital deficiency, and has been suspended from FINRA for failure to file its audit report by April 9, 2013, all of which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 10. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.



Bradford R. Dooley & Associates

Chicago, Illinois
June 7, 2013

**MELVIN SECURITIES, LLC**
**STATEMENT OF FINANCIAL CONDITION**
**AS OF DECEMBER 31, 2012**

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 48,729 |
| Receivable from broker/dealers and clearing organizations | 184,701 |
| Due from affiliates | 37,915 |
| Furniture and equipment, at cost | |
| (net of accumulated depreciation of $42,145) | 15,902 |
| Other assets | 25,253 |
| Total assets | $ 312,500 |

## LIABILITIES AND MEMBERS' CAPITAL

| | |
|---|---|
| Liabilities | |
| Accounts payable, accrued expenses and other liabilities | $ 160,900 |
| Members' Capital | 151,600 |
| Total liabilities and members' capital | $ 312,500 |

The accompanying notes are an integral part of these financial statements.

**MELVIN SECURITIES, LLC**
**NOTES TO STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2012**

## NOTE 1 ORGANIZATION

**Nature of Business** Melvin Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA), conducting business as an institutional broker. All securities transactions are carried and cleared by other broker-dealers on a fully disclosed basis. The Company also participates in securities underwritings.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by an institutional broker.

## NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies which have been followed by Melvin Securities, LLC in preparing the accompanying financial statements is set forth below.

**Accounting Policies** The Company follows accounting standards set by the Financial Accounting Standards Board (the FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows. References to GAAP issued by the FASB in these footnotes are to the *FASB Accounting Standards Codification,*™ sometimes referred to as the Codification or ASC. The FASB finalized the Codification effective for periods ending on or after September 15, 2009.

**Use of Estimates** The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

**Revenue Recognition** Securities transactions and related income and expenses are recorded on the trade date basis as if they had settled. Net trading gains (losses) include realized and unrealized trading gains and losses, interest income, interest expense, dividend income, and dividend expense. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable. Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

**Cash Equivalent** Cash and cash equivalents include highly liquid instruments with original maturities of three months or less.

## NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (continued)

**Furniture and Equipment** Furniture and equipment are recorded at cost. Depreciation expense is provided using the straight-line method over the estimated useful lives of the assets.

**Income Taxes** The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, members are liable for federal and state income taxes on their respective share of the taxable income of the Company. Accordingly, no provision for federal income tax has been provided for in the accompanying financial statements.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.

Management has reviewed the Company's tax positions for the open tax years (current and prior three tax years) and concluded that no provision for income tax is required in the Company's financial statements. Such open tax years remain subject to examination by tax authorities.

## NOTE 3 RECEIVABLES FROM BROKER-DEALERS & CLEARING ORGANIZATIONS

At December 31, 2012, receivables from broker-dealers and clearing organizations consist of:

| | |
|---|---|
| Cash | $ 179,891 |
| Commissions Receivable | 4,810 |
| Total | $ 184,701 |

## NOTE 4 RELATED PARTIES

The Company and has an expense sharing agreement with one affiliate. In conjunction with this agreement, the Company pays certain expenses on behalf of the affiliate, primarily occupancy, personnel and technology support related. For the year ended December 31, 2012 the Company allocated $60,842 of expenses to the affiliate which represented costs allocated to the affiliate for the period of January 1, 2012 through June 30, 2012. Effective July 1, 2012, the expense sharing agreement was effectively terminated as each related company began paying their own costs.

At December 31, 2012, there is a balance due from the affiliated company of $37,915 reflected on the statement of financial condition as a result of this expense sharing agreement noted above. No interest is provided on this amount.

## NOTE 5 BENEFIT PLAN

The Company participates in the 401(k) profit sharing plan of one of the members. Voluntary contributions by participants are permitted, subject to certain statutory limitations. The Company may make discretionary matching and profit sharing contributions. The Company did not make any matching or discretionary contributions for 2012.

## NOTE 6 EMPLOYEE LEASING

The Company entered into a Service Agreement with a professional employer organization dated March 16, 2009, whereas the Company's employees are new employees of the professional employer organization who are assigned to the Company. Under the terms of the Service Agreement, the Company still controls the conduct of the business in all respects and has the right to accept or cancel the assignment of any employee at any time. The professional service organization is responsible for all payroll processing and certain human resources duties. These duties are performed for a nominal fee.

The initial term of the Service Agreement is one year and renews automatically for additional one-year terms unless one of the parties terminates the Service Agreement. Either party can terminate the agreement at any time by providing 30 days advance written notice. If the Company were to terminate without giving proper written notice, an early termination fee of $500 per employee, based on employees reported over the prior four months, would be assessed.

Employee compensation and related benefits have been recorded in a manner consistent with prior periods.

## NOTE 7 SUBORDINATED BORROWINGS

The Company had a borrowing subordinated to claims of general creditors which consisted of a subordinated loan from a member totaling $500,000 with a due date of July 31, 2014 and provided for interest at the rate of 10 percent.

FINRA, the Company's Designated Self-Regulatory Organization, had approved this borrowing as acceptable regulatory capital. This liability was subordinated to the claims of present and future general creditors, and the loan agreement provided that the note cannot be repaid if such repayments will cause the Company to fail to meet the minimum net capital requirements established by the SEC.

During the year ended December 31, 2012, this loan was repaid in full and interest in the amount of $12,500 was paid to the member on the subordinated borrowing.

## NOTE 8 COMMITMENTS, CONTINGENCIES & INDEMNIFICATIONS

The Company has entered into an operating lease agreement for its office space that will

## NOTE 8 COMMITMENTS, CONTINGENCIES & INDEMNIFICATIONS (continued)

expire in September 2014 and will require minimum annual rentals as follows:

| Year-Ended December 31, | |
|---|---|
| 2013 | $ 27,792 |
| 2014 | 20,844 |
| Thereafter | 0 |
| Total | $ 48,636 |

The total occupancy rental expense included in the statement of operations for the year ended December 31, 2012 was $74,688. This amount was reduced by $9,039 that was reimbursed by an affiliated company. In addition, the Company entered into a settlement agreement to terminate its existing lease while entering into a new lease for a smaller space with the existing landlord.

At December 31, 2012, included in accounts payable, accrued expenses and other liabilities on the statement of financial condition is $70,548 related to the aforementioned settlement agreement and new lease.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

In the normal course of business, the Company is subject to various litigation and arbitration matters. These matters are vigorously defended and management believes numerous meritorious defenses exist. Management does not believe the eventual outcome of this litigation in the aggregate will have a material adverse effect on the Company's financial statements.

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these agreements and has not recorded a contingent liability in the financial statements for these indemnifications.

## NOTE 9 FINANCIAL INSTRUMENTS WITH OFF BALANCE-SHEET RISK & CONCENTRATION OF CREDIT RISK

Since the Company does not clear its own securities transactions, it has established accounts with clearing brokers for this purpose. This can and often does result in a concentration of credit risk with these firms. Such risk, however, is mitigated by each clearing broker's obligation to comply with rules and regulations of the SEC.

## NOTE 9 FINANCIAL INSTRUMENTS WITH OFF BALANCE-SHEET RISK & CONCENTRATION OF CREDIT RISK (continued)

The Company maintains cash at a financial institution where the total cash balance is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. At any given time, the Company's cash balance may exceed the balance insured by the FDIC. The Company monitors such credit risk at the financial institution and has not experienced any losses related to such risks to date.

## NOTE 10 GOING CONCERN OPERATION

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company had a loss from operations and has a net capital deficiency as of December 31, 2012 and has been suspended from FINRA membership on April 9, 2013 due to failure to file its annual audit report within 21 days of service of the notice of suspension dated March 18, 2013. These events raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management has made significant restructuring to its cost of operations in an effort to reduce operating costs. In addition, management has indicated their intention to increase the Company's net capital above the minimum required level through capital contributions and to request a termination of the suspension within the three-month period which ends July 9, 2013 when the Company will be automatically expelled. There can be no assurance that managements plans, as described above, will be realized.

## NOTE 11 NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital of $70,709 which was $29,291 below its required net capital of $100,000. The Company's net capital ratio was 2.28 to 1.

## NOTE 12 SUBSEQUENT EVENTS

In accordance with the provisions set forth in FASB ASC Topic 855, *Subsequent Events*, management has evaluated subsequent events through June 7, 2013, the date the financial statements were available for issuance. The Company has been suspended by FINRA effective April 9, 2013 due to failure to file its annual audit report within 21 days of the notice of suspension dated March 18, 2013. The Company will need to request termination of the suspension within three months or the Company will be automatically expelled.

**BRADFORD R. DOOLEY & ASSOCIATES**
*Accountants and Auditors*
**209 WEST JACKSON BLVD. – SUITE 404**
**CHICAGO, ILLINOIS 60606**

*Member*
**AMERICAN INSTITUTE OF**
**CERTIFIED PUBLIC ACCOUNTANTS**
**ILLINOIS CPA SOCIETY**

**TELEPHONE**
**(312) 939-0477**

**FAX**
**(312) 939-8739**

To the Members
Melvin Securities, LLC

In planning and performing our audit of the financial statements of Melvin Securities, LLC (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Melvin Securities, LLC as of and for the year ended December 31, 2012, and this report does not affect our report thereon dated June 7, 2013. The Company failed to record in its books and records a payable to the landlord relating to a lease settlement and other obligations which resulted in an overstatement of net capital of $84,811 along with an understatement of aggregate indebtedness. This condition has been brought to the attention of management responsible for the accurate reporting of financial records and a notification under SEC Rule 17a(g) has been filed.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were not adequate at December 31, 2012, to meet the SEC's objectives, due to the items referred to in the preceding paragraph which resulted in inaccurate financial statements being prepared and not being detected and corrected on a timely basis.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Bradford R. Dooley & Associates

Chicago, Illinois
June 7, 2013